Exhibit 99.1

St. John's, NL – February 9, 2024

FORTIS INC. FILES 2023 YEAR-END DISCLOSURE DOCUMENTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated September 19, 2023 to Fortis' short form base shelf prospectus dated November 21, 2022.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), today filed its audited Consolidated Financial Statements, related Management Discussion and Analysis and Form 40-F for the year ended December 31, 2023, as well as its 2023 Annual Information Form, with Canadian securities regulatory authorities. The Corporation also filed its Form 40-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission. Copies of these documents are available electronically at www.sedarplus.ca (Canadian filings), www.sec.gov (U.S. filings) and the Corporation's website, www.fortisinc.com, or by emailing investorrelations@fortisinc.com.

The Management Information Circular for the Corporation's upcoming Annual Meeting of Shareholders is expected to be made available to shareholders in late March.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2023 revenue of $12 billion and total assets of $66 billion as at December 31, 2023. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com